

Mail Stop 3720

August 6, 2009

Carl E. Wolters
President
REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

> **Re:** **REM Business Solutions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 31, 2009**
> **File No. 333-158529**

Dear Mr. Wolters:

We have reviewed your responses to the comments in our letter dated July 20, 2009, and have the following additional comments.

Use of Proceeds, page 14

1.   We note your changes in response to our prior comment four in our letter dated July 20, 2009. However, your disclosure is still inconsistent about how long raising only the minimum will allow you to operate. We still note conflicting disclosure in your registration statement indicating that the minimum offering amount will allow you to operate six months and one year. Please reconcile.

Plan of Distribution; Terms of the Offering, page 15

2.   We note your response to our prior comment five in our letter dated July 20, 2009. However, please revise your disclosure to further discuss the specific allegations brought by the state of Hawaii against Mr. Monroe. Your added disclosure incorrectly implies that operating an unaccredited degree granting institution in the state of Hawaii is illegal.

Business, page 20

3.   Please expand your disclosure on page 21 to discuss the concepts and other intellectual property developed by Mr. Monroe. Briefly describe how these concepts will help REM

Business Solutions, Inc. carry out its business plan. In addition, clarify how "third party service providers" will help develop these concepts.

Interests of Named Experts and Counsel, page 31

4.   Your reference to Item 509 of Regulation S-B is incorrect. Revise your disclosure to reflect the definition of an "expert" as defined in Item 509 of Regulation S-K.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753